Algonquin Power & Utilities Corp. Announces CEO Transition
Chris Huskilson Appointed Interim CEO, Succeeding Arun Banskota
Board Commencing Search for a Permanent CEO
OAKVILLE, ON – August 10, 2023 - Algonquin Power & Utilities Corp. ("AQN", “Algonquin” or the “Company”) (TSX/NYSE: AQN) today announced that energy industry veteran Christopher Huskilson, a member of the Algonquin Board of Directors (the “Board”) since 2020, has been appointed Interim Chief Executive Officer, effective immediately. He succeeds Arun Banskota, who has stepped down as President and Chief Executive Officer and as a member of the Board, effective immediately.
The Board has engaged a nationally recognized search firm to commence a search process to identify a permanent Chief Executive Officer.
“As AQN prepares to pursue a sale of its renewables business and move forward as a pure-play regulated utility company, the Board of Directors has determined that now is the right time to transition leadership,” said Kenneth Moore, Chair of the Algonquin Board of Directors. “Chris has a record of driving significant growth in the energy industry, and he knows AQN and our business well from his tenures on the AQN Board. As we conduct a search for a permanent CEO, we are confident that Chris will ensure a smooth transition while we pursue a sale of the renewables business and position AQN’s utility business for its next phase of standalone growth and value creation.”
Kenneth Moore continued, “On behalf of everyone at AQN, I want to thank Arun for his leadership and contributions throughout his tenure. Arun guided AQN through the pandemic and built on the legacy of AQN’s founders over his three years as CEO, and we wish him the best in his future endeavors.”
“It is a privilege to serve as Interim CEO at this critical juncture for the Company after having chaired the Strategic Review Committee of the Board,” said Chris Huskilson, Interim CEO. “As we begin the sale process for the renewables business, our focus remains on executing our value-creation strategies and operating efficiently across both our regulated and renewable asset base. I look forward to working with the Board and management team during this transition period to build on all the work underway to re-establish AQN as a top tier utility business and unlock value for shareholders.”
Arun Banskota said, “I am proud to have had the opportunity to serve Algonquin over the past three years and believe that the Company is well positioned to deliver long-term, sustainable value for years to come.”
Strategic Review Update and Second Quarter 2023 Earnings
In a separately issued press release, the Company provided an update on its previously announced strategic review of its renewables business and announced that its Board of Directors will pursue a sale of its Renewable Energy Group. The Company also reported second quarter 2023 earnings. AQN will hold an earnings conference call at 8:30 a.m. eastern time this morning, hosted by Interim Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers. The release can be viewed on the Company's Investor Relations page at AlgonquinPower.com, as well as on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
About Chris Huskilson
Chris is an energy industry veteran with over 20 years of experience leading utility businesses. His previous roles include serving as the CEO and a Director of Emera Inc., a publicly traded and geographically diverse energy and service company based in Halifax, Nova Scotia. During his 13 years leading Emera, he grew the business through substantial organic and acquisition-based growth, including more than doubling the business by acquiring Florida based TECO Energy in 2015. In addition, he has served as President and CEO of 5-H Holdings Inc. and the Chair of XOCEAN Ltd. He has also served as Chair of the Canadian Electricity Association, Chair of the Energy Council of Canada, Chair of the Greater Halifax Partnership, and is a founding member of Canada’s Ocean Supercluster, Dalhousie’s Creative Destruction Lab, and Endeavor Canada. He served on AQN’s Board from 2009 to 2016, while Emera held 25% of the Company, and began his current tenure on the AQN Board in January 2020. Chris holds a Bachelor of Science in Engineering, a Master of Science in Engineering, and a Doctor of Science, Honoris Causa from the University of New Brunswick.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s pursuit of a sale of its Renewable Energy Group and the expected impact and outcomes thereof. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that a transaction, strategic change or outcome will result from or be implemented as a result of the strategic review or that any transaction resulting therefrom will ultimately enhance shareholder value or result in a lower cost of capital. Forward-looking statements contained herein are provided for the purposes of presenting information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2022, and in AQN’s Management Discussion & Analysis for the three months ended June 30, 2023, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500